***(http://www.europarl.europa.eu/document/activities/cont/201306/20130627ATT68722/20130627ATT68722EN.pdf)

1.3 Economy Overview

In 2012, Kaliningrad Region saw a strong economic growth, a steady growth of industrial production, a moderate rise in real incomes as well as a fall of the unemployment rate. The gross domestic product of Kaliningrad Region increased by 8.6 % compared to 2011, well above the Russian average of 3.4%. The value registered is about 247 billion roubles (approximately EUR 5,7 billion). In recent years the structure of Kaliningrad economy has not undergone any substantial changes, with manufacturing, wholesale and retail being the most important sectors. (***)